CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-114436 of Sun Bancorp, Inc. on Form S-4 of our report dated March 11, 2004 (which expressed an unqualified opinion and includes an explanatory paragraph concerning the adoption of Financial Accounting Standards Board Interpretation No. 46R, the Company changing its method of accounting for stock-based compensation adopting the fair value recognition provisions of Statements of Financial Accounting Standards Nos. 123 and 148 in 2003, and the Company changing its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 147 in 2002), included in the Annual Report on Form 10-K of Sun Bancorp, Inc. for the year ended December 31, 2003. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/  DELOITTE & TOUCHE LLP

Philadelphia, PA
April 29, 2004